UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

ClearBridge MLP and Midstream Fund Inc

(Name of Issuer)

Common Shares, $0.001 par value

(Title of Class of Securities)

184692200

(CUSIP Number)

Saba Capital Management, L.P.

405 Lexington Avenue

58th Floor

New York, NY 10174

Attention: Michael D'Angelo

(212) 542-4635
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 24, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 6 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 184692200	SCHEDULE 13D/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON
Saba Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
-0-
	8	SHARED VOTING POWER
1,179,626
	9	SOLE DISPOSITIVE POWER
-0-
	10	SHARED DISPOSITIVE POWER
1,179,626
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
1,179,626
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.77%
14	TYPE OF REPORTING PERSON
PN; IA

The percentages used herein are calculated based upon 13,455,195 shares of common stock outstanding as of 11/30/22, as disclosed in the company's N-CSR filed 2/01/23

CUSIP No. 184692200	SCHEDULE 13D/A	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON
Boaz R. Weinstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
-0-
	8	SHARED VOTING POWER
1,179,626
	9	SOLE DISPOSITIVE POWER
-0-
	10	SHARED DISPOSITIVE POWER
1,179,626
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
1,179,626
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.77%
14	TYPE OF REPORTING PERSON
IN

The percentages used herein are calculated based upon 13,455,195 shares of common stock outstanding as of 11/30/22, as disclosed in the company's N-CSR filed 2/01/23

CUSIP No. 184692200	SCHEDULE 13D/A	Page 4 of 6 Pages

1	NAME OF REPORTING PERSON
Saba Capital Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
-0-
	8	SHARED VOTING POWER
1,179,626
	9	SOLE DISPOSITIVE POWER
-0-
	10	SHARED DISPOSITIVE POWER
1,179,626
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
1,179,626
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.77%
14	TYPE OF REPORTING PERSON
OO

The percentages used herein are calculated based upon 13,455,195 shares of common stock outstanding as of 11/30/22, as disclosed in the company's N-CSR filed 2/01/23

CUSIP No. 184692200	SCHEDULE 13D/A	Page 5 of 6 Pages

This Amendment No. 5 amends and supplements the statement on Schedule 13D filed with the SEC on 10/7/22, as amended by Amendment No. 1 filed 10/26/22, Amendment No. 2 filed 11/22/22, Amendment No. 3 filed 1/25/23 and Amendment No. 4 filed 2/23/23; with respect to the common shares of ClearBridge MLP and Midstream Fund Inc. This Amendment No. 5 amends Item 4 as set forth below.

Item 4.	PURPOSE OF TRANSACTION

Item 4 is hereby amended and supplemented as follows:

On February 24, 2023, Saba Capital Master Fund, Ltd. ("SCMF"), a private fund advised by Saba Capital, submitted to the Issuer a notice notifying the Issuer that SCMF was withdrawing its notice of intent to nominate Paul Kazarian and Pierre Weinstein for election to the Board at the Issuer's 2023 annual meeting of stockholders.

CUSIP No. 184692200	SCHEDULE 13D/A	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  February 28, 2023

SABA CAPITAL MANAGEMENT, L.P. By: /s/ Michael D'Angelo
Name: Michael D'Angelo Title: Chief Compliance Officer

SABA CAPITAL MANAGEMENT GP, LLC By: /s/ Michael D'Angelo Name: Michael D'Angelo Title: Authorized Signatory

BOAZ R. WEINSTEIN By: /s/ Michael D'Angelo
Name: Michael D'Angelo
Title: Attorney-in-fact*

* Pursuant to a power of attorney dated as of November 16, 2015, which is incorporated herein by reference to Exhibit 2 to the Schedule 13G filed by the Reporting Persons on December 28, 2015, accession number: 0001062993-15-006823